Exhibit 99.29

Akumin to Host Second Quarter 2019 Financial Results Call on August 14, 2019

August 7, 2019 – Toronto, ON – Akumin Inc. (TSX: AKU, AKU.U) (“Akumin” or the “Company”) will host a conference call at 8:30 a.m. Eastern Time, August 14, 2019, to discuss its second quarter 2019 financial results. The Company expects to release its second quarter 2019 financial results prior to markets opening on the same day.

To access the conference call, dial toll-free in Canada or the U.S. 888-231-8191 or, for international callers, 647-427-7450. Participants are asked to connect at least 10 minutes prior to the beginning of the call to ensure participation. There will also be simultaneous and archived webcasts available at akum.in/AkuminSecondQuarter2019Results. The webcast archive will be available for 90 days. A replay of the conference call will also be available until Wednesday, August 21, 2019 by calling 416-849-0833 or toll-free 1-855-859-2056, using passcode number 3274765.

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

Forward-Looking Information

Certain information in this press release constitutes forward-looking information. In some cases, but not necessarily in all cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “is positioned”, “estimates”, “intends”, “assumes”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “will” or “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Akumin as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the “Risk Factors” section of our Annual Information Form dated March 28, 2019, which is available at

www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Akumin; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Akumin expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information:

Riadh Zine

President and Chief Executive Officer

416-613-1391